

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Aaron LoCascio
Chief Executive Officer
Greenlane Holdings, Inc.
1095 Broken Sound Parkway, Suite 300
Boca Raton, FL 33487

>   **Re: Greenlane Holdings, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed May 28, 2021**
>   **File No. 333-256582**

Dear Mr. LoCascio:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Taylor Beech at 202-551-4515 with any questions.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services

cc: Justin Salon